EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 1, 2005, relating to the financial statements and financial statement schedule of Northrop Grumman Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142 - “Goodwill and Other Intangible Assets”) and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Northrop Grumman Corporation for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Los Angeles, California

May 20, 2005